EXHIBIT 99.1

Himax Technologies, Inc. Reports Fourth Quarter and Full Year 2011 Financial Results

  Q4 2011 revenue increased 19.8% year-over-year and 4.4% quarter-over-quarter
  Small and medium-sized panel driver sales increased 40.2% year-over-year in Q4 2011, representing 47.6% of total revenues
  Q4 2011 gross margin increased 360 basis points to 22.1% from 18.5% in Q3 2011
  Q4 2011 non-GAAP pre-tax income increased 83.3% to $10.3 million from $5.6 million in Q3 2011
  FY 2011 non-GAAP adjusted pre-tax income of $25.7 million and $0.145 per diluted ADS
  Positive 2012 outlook with strong growth in small/medium and non-driver products

TAINAN, Taiwan, Feb. 13, 2012 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq:HIMX) ("Himax" or "Company"), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, today announced financial results for the fourth quarter and full year ended December 31, 2011.

SUMMARY FINANCIALS - YEAR OVER YEAR and QUARTER TO QUARTER

Fourth Quarter 2011 Results compare to Fourth Quarter 2010 Results (USD) (unaudited)

	Q4 2011	Q4 2010	CHANGE
Net Revenues	$169.2 million	$141.2 million	+19.8%
Gross Profit	$37.4 million	$30.3 million	+23.3%
Gross Margin	22.1%	21.5%	+0.6%
GAAP Net Income Attributable to Shareholders	$3.7 million	$11.7 million	-68.1%
Non-GAAP Adjusted Pre-tax Income Attributable to Shareholders	$10.3 million(1)	$6.8 million(2)	+51.5%
GAAP EPS (Per Diluted ADS)	$0.021	$0.066	-68.2%
Non-GAAP Adjusted Pre-tax EPS (Per Diluted ADS)	$0.059(1)	$0.038(2)	+55.3%

(1) Non-GAAP Adjusted pre-tax income attributable to common shareholders and EPS excludes $0.3 million of share-based compensation expenses, $0.5 million non-cash acquisition related charges, $2.5 million income taxes and $3.3 million non-cash tax credit provisions.
(2) Non-GAAP Adjusted pre-tax income attributable to common shareholders and EPS excludes $1.1 million of share-based compensation expenses, $0.5 million non-cash acquisition related charge, $8.6 million bad debt collection and $2.2 million income taxes.

Fourth Quarter 2011 Results compare to Third Quarter 2011 Results (USD) (unaudited)

	Q4 2011	Q3 2011	CHANGE
Net Revenues	$169.2 million	$162.1 million	+4.4%
Gross Profit	$37.4 million	$30.0 million	+24.6%
Gross Margin	22.1%	18.5%	+3.6%
GAAP Net Income Attributable to Shareholders	$3.7 million	$0.6 million	+479.0%
Non-GAAP Adjusted Pre-tax Income Attributable to Shareholders	$10.3 million(1)	$5.6 million(2)	+83.3%
GAAP EPS (Per Diluted ADS)	$0.021	$0.004	+425.0%
Non-GAAP Adjusted Pre-tax EPS (Per Diluted ADS)	$0.059(1)	$0.032(2)	+84.4%

(1) Non-GAAP Adjusted pre-tax income attributable to common shareholders and EPS excludes $0.3 million of non-cash share-based compensation expenses, $0.5 million non-cash acquisition related charges, $2.5million income taxes and $3.3 million non-cash tax credit provisions.
(2) Non-GAAP Adjusted pre-tax income attributable to common shareholders and EPS excludes $4.5 million of share-based compensation expenses, $0.5 million non-cash acquisition related charge and $0.0 million income taxes.

"We finished 2011 with very solid results," explained Mr. Jordan Wu, President and Chief Executive Officer of Himax. "We grew revenues by almost 20%, the strongest year-over-year growth in the last six quarters. This signifies solid execution of our growth strategy and supports our focus on the small and medium-sized panel market. Our ongoing investments in developing new products and technologies continue to generate positive results for our non-driver business lines as well. With orders up 18.1% year-over-year in the fourth quarter and gross margins expanding by 60 basis points to 22.1%, we are confident in maintaining revenue and earnings growth in 2012."

Fourth Quarter 2011 Financial Results

Breakdown by Product Line (USD in millions) (unaudited)

	Q4 2011%		Q4 2010%		% Change
Display drivers for large-size panels	$67.0	39.6%	$71.1	50.3%	-5.8%
Display drivers for small/medium sized panels	$80.6	47.6%	$57.5	40.7%	+40.2%
Non-driver products	$21.7	12.8%	$12.7	9.0%	+71.3%
	Q4 2011%		Q3 2011%		% Change
Display drivers for large-size panels	$67.0	39.6%	$62.0	38.3%	+8.0%
Display drivers for small/medium sized panels	$80.6	47.6%	$79.7	49.2%	+1.1%
Non-driver products	$21.7	12.8%	$20.4	12.5%	+6.4%

Revenues for the fourth quarter of 2011 increased 19.8% to $169.2 million year-over-year and increased 4.4% sequentially. Himax's small and medium-sized drivers increased 40.2% in the fourth quarter on a year-over-year basis and were up 1.1% sequentially, mostly due to strong demand of smartphones which nearly tripled year-over-year and doubled sequentially. Driver IC for small and medium-sized applications accounted for 47.6% of total revenues for the fourth quarter, as compared to 40.7% for the same period last year, and 49.2% in the previous quarter. Sales for cell phone applications, in particular, produced very strong 53.0% growth in the fourth quarter on a year-over-year basis and increased 2.5% sequentially due to strong demand of smartphones which nearly tripled year-over-year and doubled sequentially.

Revenues from large panel display drivers were $67.0 million, down 5.8% from a year ago but grew 8.0% sequentially. The quarter-over-quarter increase was mainly attributed to strong "rush" orders from the TV segment as many Chinese customers pulled their demands into Q4 to make up for the loss of working days during the Chinese New Year holidays in January. Large panel drivers accounted for 39.6% of total revenues for the fourth quarter compared to 50.3% a year ago and 38.3% in the third quarter.

Revenues from Himax's non-driver businesses, which include CMOS image sensors and wafer optics, LCOS micro image projectors, touch panel controllers and timing controllers were $21.7 million, an increase of 71.3% from the same period last year and an increase of 6.4% sequentially. Non-driver products accounted for 12.8% of total revenues in the fourth quarter, as compared to 9.0% a year ago and 12.5% in the previous quarter.

With double-digit sales growth to many Himax customers, revenue from related parties remained below 40% at 35.1% of total sales in Q4 last year, compared to 52.5% a year ago and 39.3% in the previous quarter.  The Company believes it has successfully transformed its product mix and developed new products for new customer segments successfully. A more diversified customer base reduces Himax's dependence on any one single customer and helps minimize our business risk. Management is confident that the strong momentum will continue into 2012 and beyond.

Total cost of sales for the fourth quarter of 2011 was $131.9 million compared to $110.9 million for the same period in 2010 and $132.1 million in the third quarter. Gross profit was $37.4 million for the fourth quarter of 2011, representing gross margin of 22.1%, compared to $30.3 million and a gross margin of 21.5% in the fourth quarter of 2010 and $30.0 million and 18.5% in the third quarter. The primary influence of the year-over-year and quarter-over-quarter increases in gross margin was the shift of the Company's product mix. Smartphone and non-driver segments were the major contributors to the improvement of gross margin in Q4T. The Company believes that as non-driver product sales increase, Himax will be able to maintain and improve gross margin from its current levels.

Fourth quarter 2011 GAAP operating expenses were $26.2 million, up 50.2% from $17.4 million a year ago and down 14.1% from $30.5 million in the previous quarter. The significant increase from last year was largely due to a bad debt collection of $8.6 million from SVA-NEC in Q4 2010 which was an offset against the sales expenses. Whereas, the significant sequential decrease was primarily due to the charges of the 2011 RSU granted in the third quarter. Ignoring the bad debt collection of Q4, 2010 and the higher RSU charges of Q3, 2011, Q4 operating expenses actually remained stable compared to the previous quarter and the same period last year.

Non-GAAP adjusted pre-tax income for the fourth quarter was $10.3 million, or $0.059 per diluted ADS, up 51.5% compared to $6.8 million, or $0.038 per diluted ADS during the same period last year, and up 83.3% from $5.6 million, or $0.032 per diluted ADS. Earnings per diluted ADS are based on 176.2 million, 177.5 million and 176.9 million weighted average outstanding ADS for the period, respectively. The non-GAAP adjusted pre-tax income does not take into account RSU expenses, acquisition-related charges, bad debt collections, income taxes and tax credit provisions which are one-off in nature.

The Q4 2011 income tax expenses were affected by two issues, including the effective tax rate and a non-cash tax credit provisions. First, the effective tax rate on consolidated basis was artificially high.  While the Company's subsidiaries are losing money, their losses could not be used to offset against the profit made by the parent companies. This will start to reverse as the subsidiaries turn profitable. The subsidiaries' early profit will be offset by historical losses that can be carried forward for tax purposes.

Another major issue that led to the higher effective tax rate was related to the New Taiwan ("NT") dollar depreciation against the US dollar for the whole year last year. There are two areas of impact. Firstly, as the Company's reporting currency is the US dollar, the majority of taxes are incurred in NT dollars, which is the required currency from the Taiwan tax authority's point of view. The NT dollar depreciation resulted in a significant foreign exchange gain for the Company's US dollar assets and therefore higher tax payable in Taiwan. The second impact was related to provisions of deferred tax asset, which naturally is NT dollar-based. The total additional income tax for the reason of NT dollar depreciation amounted to $5.5 million in the fourth quarter of 2011.

The second issue impacting fourth quarter 2011 taxes was a non-cash tax credit provisions. As part of Himax's accounting practices, Management reviewed its balance sheet in Q4 and decided to make provisions of approximately $3.3 million of tax credits. The Company applied for and was granted these tax credits in the past years mainly out of R&D expenditure. The Company believes this is a prudent approach given the uncertain global economic outlook. While these tax credits have been written off from the balance sheet, they remain effective from the local tax authorities' point of view, meaning if the Company should make more pre-tax profits than the Company currently anticipated for this year, the Company will still be eligible to enjoy such tax credits.

Excluding the aforementioned tax credit provisions, GAAP net income for fourth quarter would be $6.7 million, or $0.038 per ADS

GAAP net income attributable to Himax shareholders for the fourth quarter was $3.7 million, or $0.021 per diluted ADS.

Full Year 2011 Financial Results Twelve months 2011 Results (USD) (unaudited)

	FY 2011	FY 2010	CHANGE
Net Revenue	$633.0 million	$642.7 million	-1.5%
Gross Profit	$125.6 million	$135.0 million	-7.0%
Gross Margin	19.8%	21.0%	-1.2%
GAAP Net Income Attributable to Shareholders	$10.7 million	$33.2 million	-67.8%
Non-GAAP Adjusted Pre-tax Income Attributable to Shareholders	$25.7(1) million	$45.0(2) million	-42.9%
GAAP EPS (Per Diluted ADS)	$0.061	$0.187	-67.4%
Non-GAAP Adjusted Pre-tax EPS (Per Diluted ADS)	$0.145(1)	$0.253(2)	-42.7%

(1) Non-GAAP Adjusted pre-tax income attributable to common shareholders and EPS excludes $7.1 million of share-based compensation expenses, $2.2 million non-cash acquisition related charges, $1.5 million bad debt collection, $4.0 million income taxes and $3.3 million non-cash tax credit provisions.
(2) Non-GAAPAdjusted pre-tax income attributable to common shareholders and EPS excludes $12.2 million of share-based compensation expenses, $2.2 million non-cash acquisition related charges,$8.8 million bad debt collection, $5.1 million income tax benefits and $11.3 million non-cash tax credit provisions..
Breakdown by Product Line (USD in millions) (unaudited)

	FY 2011%		FY 2010%		% Change
Display drivers for large-size	$270.4	42.7%	$366.5	57.0%	-26.2%
Display drivers for small/medium sized panels	$282.1	44.6%	$223.6	34.8%	+26.2%
Non-driver products	$80.5	12.7%	$52.6	8.2%	+53.1%

Revenues for the full year 2011 decreased 1.5% to $633.0 million from 2010 due to the 26.2% year-over-year reduction of large-panel drivers, which represented 42.7% of 2011 revenue, as compared to 57.0% in 2010.    Management does not expect further loss of market share for large-sized drivers with existing customers in 2012.  Himax is confident that they will gain share in China where there is aggressive panel capacity expansion plans underway, providing attractive new driver IC business opportunities for this year, especially in the large panel segment.

Small-and medium-sized drivers grew 26.2% year-over-year, and represented 44.6% of total revenue, as compared to 34.8% a year ago. This strong growth momentum in the small and medium drivers will continue through 2012, due mainly to the fast-growing smartphone demand. The increase in sales from the small-and-medium sized drivers is also expected to improve gross margin this year. Non-driver products grew 53.1% year over year, representing 12.7% of total sales, as compared to 8.2% a year ago. Himax achieved numerous milestones for non-driver products in 2011. 2011 was the first year when they commenced mass production for several new product areas, including touch controller ICs, CMOS image sensors, wafer-level optics, wafer-level camera modules, and 2D to 3D conversion solutions. Moreover, Himax's LCOS micro-display solutions, power management ICs and WLED drivers all delivered strong shipments in 2011. These accomplishments are illustrations of the Company's strong R&D capability and commitment to a more diversified product portfolio. Himax's management team is confident that the strong growth momentum from its non-driver products will continue into 2012 and beyond.

Total cost of sales for 2011 was $507.4 million compared to $507.6 million for the same period in 2010. Gross profit was $125.6 million for the fiscal year 2011, representing gross margin of 19.8%, compared to $135.0 million and a gross margin of 21.0% in fiscal year 2010. Excluding the shared-based compensation and acquisition-related charges, non-GAAP gross margin for the year 2011 was 19.9%, as compared to 21.0% last year.

GAAP operating expenses for the twelve months ended December 31, 2011 were approximately $109.0 million, up 9.3% from $99.7 million for the period a year ago. The increase is mainly due to the bad debt collection from SVA-NEC of $8.8 million in 2010. Excluding the bad debt collection from SVA-NEC, GAAP operating expenses were $110.5 million and $108.5 million for 2011 and 2010, respectively

GAAP operating income for FY 2011 was $16.6 million, as compared to $35.4 million in 2010. Excluding the bad debt collection from SVA-NEC, GAAP operating income were $15.1 million and $26.6 million for 2011 and 2010, respectively.

With total revenues staying literally unchanged from the previous year, the operating income decline was primarily due to the lower gross margin from 21.0% to 19.8%, or $9.6 million reduction of gross profit, as well as $2.0 million of higher operating expenses excluding the bad debt collection from SVA-NEC.

GAAP net income attributable to shareholders was $10.7 million and $33.2 million in the FY 2011 and 2010, respectively. GAAP net income per diluted ADS was $0.061 in FY 2011 compared to $0.187 in the same period in 2010, based on 176.9 million and 177.8 million weighted average outstanding ADS, respectively.

Balance Sheet, Cash Flow and Share Buyback

The Company had $106.3 million in cash, cash equivalents and marketable securities available-for-sale on December 31, 2011, compared to $105.5 million on December 31, 2010. Inventory at the end of December was $113.0 million compared to $118.0 million at end of 2010.

Accounts receivable were approximately $181.1 million on December 31, 2011 compared to $176.2 million on December 31, 2010. Day sales outstanding ("DSO") was 104 days at end of 2011 versus 100 days in 2010.

Net cash inflow from operating activities for the fourth quarter was $17.3 million, as compared to $29.8 million during the same period last year and $17.4 million in the previous quarter. Cumulative cash flows from operations in 2011 were $43.4 million versus $57.6 million the year before.

Himax currently has a $25.0 million share buyback program in place.   Himax has purchased a total of $9.2 million, or approximately 7.1 million ADS through February 10, 2012.  The Company will continue to execute the remaining share repurchase program in accordance with Rule 10b-18.

 "Our strong balance sheet and positive cash flows provide us a lot of financial flexibility," stated Mr. Wu. "We will continue to invest in our people, our technologies and customer service. In addition, we remain committed to returning excess capital to shareholders through a combination of share repurchases and cash dividends."

Business Updates

Himax has successfully implemented a product diversification strategy as by entering new markets and signing new customers. The small-medium driver segment has become the Company's single largest revenue contributor which also produce higher gross margins. Revenues from the small-medium segment alone surpassed those from all large panel applications combined, including TV, monitor and laptops. The non-driver business has also grown quickly to become over 10% of total revenue in 2011.   2011 has been marked as a year of transition for success.  Seeing the potential upside potential, the Company remains optimistic it will generate positive top line and bottom line growth in 2012.

"Entering into 2012, we are seeing strong fundamentals across many of our businesses, including large panel driver business, which we believe has stabilized. We are on track with new customer additions in several regions. Equally important, we expect a more balanced product portfolio to contribute to our overall business improvement including better gross margin and more controlled operating expenses. Our smartphone and non-driver products will continue its strong growth to represent a larger part of our overall sales." Concluded Mr. Wu.

Q1 2012 Guidance

In the first quarter, we expect a mid-single-digit decline in our revenues compared to the last quarter with gross margin being flat or down slightly. Given that the first quarter has fewer working days due to Chinese New Year and that it is a cyclically low season, we believe Q1 will be weakest of the quarters in terms of sales. GAAP earnings attributable to shareholders per ADS are expected to be in the range of 3 to 4 cents per ADS based on 172 million outstanding ADS. The guided EPS improvement against the last quarter was mainly to reflect our expectation that the effective income tax rate would be back to a more normal level versus the unusually high level of the last quarter, as explained earlier.

Conference Call

Himax Technologies, Inc. will hold a conference call with investors and analysts today, Monday, February 13, 2012 at 6:00pm US Eastern Standard Time to discuss the Company's fourth quarter and full year 2011 financial results. Details of the call follow below.

DATE:	U.S. Monday, February 13, 2012
TAIWAN Tuesday, February 14, 2012
TIME:	6:00pm ET U.S.
7:00am Taiwan
DIAL IN:	U.S. 1-877-407-4018
INTERNATIONAL 1-201-689-8471
CONFERECE ID:	387248
WEBCAST:	http://viavid.net/dce.aspx?sid=0000929E

A replay of the call will be available beginning two hours after the call through midnight ET February 20, 2012 (1 p.m. February 21, Taiwan time) on www.himax.com.tw and by telephone at +1-877-870-5176 (US Domestic) or +1-858-384-5517 (International). The conference ID number is 387248. This call is being webcast by ViaVid Broadcasting and can be accessed by clicking on this http://viavid.net/dce.aspx?sid=0000929E or at ViaVid's website at http://www.viavid.net, where the webcast can be accessed through February 12, 2013.

About Himax Technologies, Inc.

Himax Technologies, Inc. (Nasdaq:HIMX - News) is a fabless semiconductor solution provider dedicated to display imagine processing technologies. Himax is a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, digital cameras, car navigation, and many other consumer electronics devices. Additionally, Himax designs and provides controllers for touch sensor displays, LCOS micro-displays used in palm-size projectors and head-mount displays, LED driver ICs, power management ICs, and chipsets for TVs and monitors. The company also offers digital camera solutions, including CMOS image sensors and wafer level optics, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security and medical devices. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs 1,500 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, Japan and the US. With more than 1,200 patents in three continents on its technologies, Himax has retained its position as the leading display image processing semiconductor solution provider to consumer electronics brands worldwide.

http://www.himax.com.tw

About Non-GAAP Financial Measures

To supplement the unaudited consolidated statement of income and comprehensive income presented in accordance with GAAP, the Company are also providing non-GAAP measures of income before income tax expenses, net income, net income attributable to us and basic and diluted earnings per share for the twelve months ended December 31, 2011 and 2010, which are adjusted from results based on GAAP to exclude the non-cash transactions. The non-GAAP financial measures are provided to enhance the investors' overall understanding of our current performance in on-going core operations as the well as prospects for the future. These measures should be considered in addition to results prepared and presented in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. The Company use both GAAP and non-GAAP information in evaluating our operating business results internally and therefore deem it important to provide all of this information to investors. The non-GAAP adjustments include share based compensations, acquisition related charges, bad debt collections and its tax charges and tax credit provisions.

Forward Looking Statements

Factors that could cause actual events or results to differ materially include, but not limited to, general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory; the uncertainty of success in our Taiwan listing plan which is still under review by Taiwan regulatory authorities and subject to change due to, among other things, changes in either Taiwan or U.S. authorities' policies and Taiwan regulatory authorities' acceptance of the Company's Taiwan listing application and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2010 filed with the SEC on May 20, 2011, as may be amended.

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Income
(These interim financials do not fully comply with US GAAP because they omit all interim disclosure required by US GAAP)
(Amounts in Thousands of U.S. Dollars, Except Per Share Data)

	Three Months		Three Months
	Ended December 31,		Ended September 30,
	2011	2010	2011
Revenues
Revenues from third parties, net	$109,841	$67,125	$98,404
Revenues from related parties, net	59,387	74,081	63,717
	169,228	141,206	162,121

Costs and expenses:
Cost of revenues	131,850	110,884	132,134
Research and development	18,666	17,010	21,292
General and administrative	3,923	5,582	5,146
Sales and marketing	3,611	(5,149)	4,072
Total costs and expenses	158,050	128,327	162,644

Operating income (loss)	11,178	12,879	(523)

Non operating income (loss):
Interest income	160	141	126
Equity in losses of equity method investees	(74)	(146)	(82)
Foreign exchange gains (losses), net	(310)	(596)	759
Interest expense	(125)	(106)	(131)
Other income (loss), net	9	487	(271)
	(340)	(220)	401
Earnings (loss) before income taxes	10,838	12,659	(122)
Income tax expense (benefit)	5,809	2,154	(31)
Net income (loss)	5,029	10,505	(91)
Net (income) loss attributable to noncontrolling interests	(1,312)	1,148	733
Net income attributable to Himax stockholders	$3,717	$11,653	$642

Basic earnings per ordinary share attributable to Himax stockholders	$0.011	$0.033	$0.002
Diluted earnings per ordinary share attributable to Himax stockholders	$0.011	$0.033	$0.002
Basic earnings per ADS attributable to Himax stockholders	$0.021	$0.066	$0.004
Diluted earnings per ADS attributable to Himax stockholders	$0.021	$0.066	$0.004

Basic Weighted Average Outstanding ADS	176,227	177,317	176,698
Diluted Weighted Average Outstanding ADS	176,227	177,531	176,876

Himax Technologies, Inc.
GAAP Unaudited Condensed Consolidated Statements of Income
(Amounts in Thousands of U.S. Dollars, Except Per Share Data)

	Twelve Months Ended
	December 31,
	2011	2010
Revenues
Revenues from third parties, net	$ 374,788	$ 304,068
Revenues from related parties, net	258,233	338,624
	633,021	642,692

Costs and expenses:
Cost of revenues	507,449	507,647
Research and development	79,042	76,426
General and administrative	17,095	18,770
Sales and marketing	12,827	4,491
Total costs and expenses	616,413	607,334

Operating income	16,608	35,358

Non operating income (loss):
Interest income	556	607
Equity in losses of equity method investees	(349)	(410)
Foreign exchange gains (loss), net	466	(899)
Interest expense	(455)	(182)
Other income (loss), net	(18)	820
	200	(64)
Earnings before income taxes	16,808	35,294
Income tax expense	7,301	6,228
Net income	9,507	29,066
Net loss attributable to the noncontrolling interests	1,199	4,140
Net income attributable to Himax stockholders	$ 10,706	$ 33,206

Basic earnings per ordinary share attributable to Himax stockholders	$ 0.030	$ 0.094
Diluted earnings per ordinary share attributable to Himax stockholders	$ 0.030	$ 0.093
Basic earnings per ADS attributable to Himax stockholders	$ 0.061	$ 0.187
Diluted earnings per ADSattributable to Himax stockholders	$ 0.061	$ 0.187

Basic Weighted Average Outstanding ADS	176,886	177,518
Diluted Weighted Average Outstanding ADS	176,914	177,845

Himax Technologies, Inc.
Unaudited Supplemental Financial Information
(Amounts in Thousands of U.S. Dollars)

The amount of share-based compensation included in applicable statements of income categories is summarized as follows:	Three Months Ended December 31,		Three Months Ended September 30,
	2011	2010	2011
Share-based compensation
Cost of revenues	$ 6	$ 23	$ 96
Research and development	188	779	3,139
General and administrative	33	131	554
Sales and marketing	42	137	684
Income tax benefit	(52)	(177)	(744)
Total	$ 217	$ 893	$ 3,729

The amount of acquisition-related charges included in applicable statements of income categories is summarized as follows:

Acquisition-related charges
Research and development	$ 242	$ 259	$ 259
Sales and marketing	289	289	289
Income tax benefit	(125)	(125)	(125)
Total	$ 406	$ 423	$ 423

Himax Technologies, Inc.
Unaudited Supplemental Financial Information
(Amounts in Thousands of U.S. Dollars)

The amount of share-based compensation included in applicable statements of income categories is summarized as follows:	Twelve Months Ended December 31,
	2011	2010
Share-based compensation
Cost of revenues	$ 124	$ 240
Research and development	5,062	8,803
General and administrative	872	1,525
Sales and marketing	1,005	1,613
Income tax benefit	(1,151)	(1,603)
Total	$ 5,912	$ 10,578

The amount of acquisition-related charges included in applicable statements of income categories is summarized as follows:

Research and development	$ 1,017	$ 1,035
Sales and marketing	1,157	1,157
Income tax benefit	(500)	(728)
Total	$ 1,674	$ 1,464

Himax Technologies, Inc.
GAAP Unaudited Condensed Consolidated Balance Sheets
(Amounts in Thousands of U.S. Dollars, Except Per Share Data)
	December 31,	September 30,	December 31,
	2011	2011	2010
Assets
Current assets:
Cash and cash equivalents	$ 106,164	$ 90,654	$ 96,842
Restricted cash and cash equivalents	84,200	84,700	58,500
Investments in marketable securities available-for-sale	165	164	8,632
Accounts receivable, less allowance for doubtful accounts, sales returns and discounts	101,280	94,283	80,212
Accounts receivable from related parties, less allowance for sales returns and discounts	79,833	80,421	95,964
Inventories	112,985	104,664	117,988
Deferred income taxes	16,217	11,461	11,977
Prepaid expenses and other current assets	14,865	14,351	15,809
Total current assets	$ 515,709	$ 480,698	$ 485,924

Investment securities, including securities measured at fair value	24,506	24,447	24,622
Equity method investments	439	509	869
Property, plant and equipment, net	57,150	58,102	47,561
Deferred income taxes	13,649	23,634	24,729
Goodwill	26,846	26,846	26,846
Intangible assets, net	4,494	5,026	6,674
Other assets	2,185	1,545	2,395
	129,269	140,109	133,696
Total assets	$ 644,978	$ 620,807	$ 619,620

Liabilities and Equity
Current liabilities:
Short-term debt	$ 84,200	$ 84,200	$ 57,000
Accounts payable	134,353	113,546	115,922
Income taxes payable	3,644	2,842	9,125
Deferred income taxes	--	85	96
Other accrued expenses and other current liabilities	23,163	25,253	23,605
Total current liabilities	$ 245,360	$ 225,926	$ 205,748
Other liabilities	4,560	4,585	6,896
Total liabilities	$ 249,920	$ 230,511	$ 212,644

Equity
Himax stockholders' equity:
Ordinary shares, US$0.3 par value, 1,000,000,000 shares authorized; 349,279,556 shares, 353,999,418 shares, and 353,842,764 shares issued and outstanding at December 31, 2011, September 30, 2011, and December 31, 2010, respectively	$ 104,784	$ 106,200	106,200
Additional paid-in capital	100,775	99,432	100,291
Accumulated other comprehensive income	166	663	1,204
Unappropriated retained earnings	187,712	183,995	198,230
Himax stockholders' equity	$ 393,437	$ 390,290	$ 405,878
Noncontrolling interests	1,621	6	1,098
Total equity	$ 395,058	$ 390,296	$ 406,976
Total liabilities and equity	$ 644,978	$ 620,807	$ 619,620

Himax Technologies, Inc.
UnauditedCondensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Three Months Ended December 31,		Three Months Ended September 30,
	2011	2010	2011

Cash flows from operating activities:
Net income (loss)	$ 5,029	10,505	(91)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	3,182	3,275	3,162
Share-based compensation expenses	269	1,071	1,600
Loss on disposal of property, plant and equipment	7	--	114
Loss (gain) on disposal of marketable securities, net	1	(197)	36
Unrealized loss (gain) on conversion option	32	(258)	298
Interest income from amortization of discount on investment in corporate bonds	(40)	(34)	(41)
Equity in losses of equity method investees	74	146	82
Deferred income tax expense	5,213	6,067	2,020
Inventories write downs	2,757	4,112	1,813
Changes in operating assets and liabilities:
Accounts receivable	(6,997)	4,591	(1,921)
Accounts receivable from related parties	594	1,645	6,542
Inventories	(11,078)	(10,436)	17,873
Prepaid expenses and other current assets	(514)	(4,058)	1,890
Accounts payable	20,807	9,572	(12,224)
Income taxes payable	675	(3,348)	(2,431)
Other accrued expenses and other current liabilities	(2,717)	3,673	(316)
Other liabilities	--	3,476	(980)
Net cash provided by operating activities	17,294	29,802	17,426

Cash flows from investing activities:
Purchase of property and equipment	(1,206)	(1,831)	(7,128)
Proceeds from disposal of property and equipment	--	--	7
Purchase of available-for-sale marketable securities	(3,443)	(15,958)	(5,193)
Disposal of available-for-sale marketable securities	3,442	10,399	5,158
Proceeds from disposal of equity method investment	--	--	371
Purchase of investment securities	--	(5,500)	--
Purchase of equity method investments	--	(9)	--
Release (pledge) of restricted cash equivalents and marketable securities	(1,101)	(12)	9
Decrease in other assets	--	88	65
Net cash used in investing activities	(2,308)	(12,823)	(6,711)

Himax Technologies, Inc.
UnauditedCondensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Three Months Ended December 31,		Three Months Ended September 30,
	2011	2010	2011
Cash flows from financing activities:
Distribution of cash dividends	$ --	--	(21,224)
Proceeds from issuance of new shares by subsidiaries	12	95	10
Payments to acquire ordinary shares for retirement	(2,498)	--	(2,062)
Proceeds from disposal of subsidiary shares to noncontrolling interests by Himax Technologies Limited	--	135	--
Proceeds from disposal of subsidiary shares to noncontrolling interests by Himax Imaging, Inc.	2,521	--	720
Purchase of subsidiary shares from noncontrolling interests	(47)	(60)	(1,383)
Release (pledge)of restricted cash equivalents and marketable securities	500	(13,500)	(27,200)
Proceeds from borrowing of short-term debt	--	13,000	27,200
Net cash provided by (used in) financing activities	488	(330)	(23,939)
Effect of foreign currency exchange rate changes on cash and cash equivalents	36	54	(9)
Net increase (decrease) in cash and cash equivalents	15,510	16,703	(13,233)
Cash and cash equivalents at beginning of period	90,654	80,139	103,887
Cash and cash equivalents at end of period	$ 106,164	$ 96,842	$ 90,654

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest expense	$ 126	$ 165	$ 188
Income taxes	$ 46	$ 41	$ 95

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Twelve Months Ended December 31,
	2011	2010

Cash flows from operating activities:
Net income	$ 9,507	29,066
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	12,795	13,626
Share-based compensation expenses	4,190	6,311
Loss on disposal of property, plant and equipment	121	34
Gain on disposal of equity method investment	(313)	--
Gain on disposal of marketable securities, net	(350)	(296)
Unrealized loss (gain) on conversion option	934	(320)
Interest income from amortization of discount on investment in corporate bonds	(170)	(52)
Equity in losses of equity method investees	349	410
Deferred income tax expense (benefit)	6,492	4,481
Inventories write downs	9,138	10,557
Changes in operating assets and liabilities:
Accounts receivable	(21,068)	(14,782)
Accounts receivable from related parties	16,181	41,306
Inventories	(4,135)	(60,777)
Prepaid expenses and other current assets	951	(1,590)
Accounts payable	18,431	27,843
Income taxes payable	(5,616)	(5,793)
Other accrued expenses and other current liabilities	(2,092)	4,767
Other liabilities	(1,897)	2,840
Net cash provided by operating activities	43,448	57,631

Cash flows from investing activities:
Purchase of property and equipment	(18,859)	(7,172)
Proceeds from disposal of property and equipment	7	--
Purchase of available-for-sale marketable securities	(17,490)	(34,976)
Disposal of available-for-sale marketable securities	25,834	33,443
Proceeds from disposal of equity method investment	371	--
Purchase of investment securities	--	(7,524)
Purchase of equity method investments	--	(906)
Pledge of restricted cash equivalents and marketable securities	(94)	(78)
Decrease (increase) in other assets	34	(386)
Net cash used in investing activities	(10,197)	(17,599)

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Twelve Months Ended December 31,
	2011	2010
Cash flows from financing activities:
Distribution of cash dividends	$ (21,224)	(44,097)
Proceeds from issuance of new shares by subsidiaries	53	353
Payments to acquire ordinary shares for retirement	(4,627)	(10,755)
Proceeds from disposal of subsidiary shares to noncontrolling interests by Himax Technologies Limited	--	1,011
Proceeds from disposal of subsidiary shares to noncontrolling interests by Himax Imaging, Inc.	3,241	--
Purchase of subsidiary shares from noncontrolling interests	(1,958)	(207)
Pledge of restricted cash equivalents and marketable securities	(26,700)	(57,500)
Proceeds from borrowing of short-term debt	27,200	217,000
Repayment of short-term debt	--	(160,000)
Net cash used in financing activities	(24,015)	(54,195)
Effect of foreign currency exchange rate changes on cash and cash equivalents	86	81
Net increase (decrease) in cash and cash equivalents	9,322	(14,082)
Cash and cash equivalents at beginning of period	96,842	110,924
Cash and cash equivalents at end of period	$ 106,164	$ 96,842

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest expense	$ 490	$ 170
Income taxes	$ 6,326	$ 8,329

Himax Technologies, Inc.
Non-GAAP Unaudited Supplemental Data – Reconciliation Schedule
(Amounts in Thousands of U.S. Dollars)

Gross Margin, Operating Margin and Net Margin Excluding Share-based Compensation and Acquisition-Related Charges:
	Three Months Ended December 31,		Three Months Ended September 30,
	2011	2010	2011
Revenues	$ 169,228	$ 141,206	$ 162,121

Gross profit	37,378	30,322	29,987
Add: Share-based compensation – Cost of revenues	6	23	96
Gross profit excluding share-based compensation	37,384	30,345	30,083
Gross margin excluding share-based compensation	22.1%	21.5%	18.6%

Operating income (loss)	11,178	12,879	(523)
Add: Share-based compensation	269	1,070	4,473
Operating income excluding share-based compensation	11,447	13,949	3,950
Add: Acquisition-related charges –Intangible assets amortization	531	548	548
Operating income excluding share-based compensation and acquisition-related charges	11,978	14,497	4,498
Operating margin excluding share-based compensation and acquisition-related charges	7.1%	10.3%	2.8%
Net income attributable to Himax stockholders	3,717	11,653	642
Add: Share-based compensation, net of tax	217	893	3,729
Add: Acquisition-related charges, net of tax	406	423	423
Net income attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	4,340	12,969	4,794
Net margin attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	2.6%	9.2%	3.0%

*Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues
*Operating margin excluding share-based compensation and acquisition-related charges equals operating income (loss) excluding share-based compensation and acquisition-related charges divided by revenues
*Net margin attributable to Himax stockholders excluding share-based compensation and acquisition-related charges equals net income attributable to Himax stockholders excluding share-based compensation and acquisition-related charges divided by revenues

Himax Technologies, Inc.
Non-GAAP Unaudited Supplemental Data – Reconciliation Schedule
(Amounts in Thousands of U.S. Dollars)

Gross Margin, Operating Margin and Net Margin Excluding Share-based Compensation and Acquisition-Related Charges:
	Twelve Months Ended December 31,
	2011	2010
Revenues	$ 633,021	$642,692

Gross profit	125,572	135,045
Add: Share-based compensation – Cost of revenues	124	240
Gross profit excluding share-based compensation	125,696	135,285
Gross margin excluding share-based compensation	19.9%	21.0%

Operating income	16,608	35,358
Add: Share-based compensation	7,063	12,181
Operating income excluding share-based compensation	23,671	47,539
Add: Acquisition-related charges –Intangible assets amortization	2,174	2,192
Operating income excluding share-based compensation and acquisition-related charges	25,845	49,731
Operating margin excluding share-based compensation and acquisition-related charges	4.1%	7.7%
Net income attributable to Himax stockholders	10,706	33,206
Add: Share-based compensation, net of tax	5,912	10,578
Add: Acquisition-related charges, net of tax	1,674	1,464
Net income attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	18,292	45,248
Net margin attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	2.9%	7.0%

*Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues
*Operating margin excluding share-based compensation and acquisition-related charges equals operating income excluding share-based compensation and acquisition-related charges divided by revenues
*Net margin attributable to Himax stockholders excluding share-based compensation and acquisition-related charges equals net income attributable to Himax stockholders excluding share-based compensation and acquisition-related charges divided by revenues

Diluted Earnings Per ADS Attributable to Himax stockholders Excluding Share-based Compensation and Acquisition-Related Charges:
	Three Months Ended December 31,	Twelve Months Ended December 31,
	2011	2011
Diluted GAAP EPS attributable to Himax stockholders	$0.021	$0.061
Add: Share-based compensation per ADS	$0.001	$0.033
Add: Acquisition-related charges per ADS	$0.002	$0.009

Diluted non GAAP EPS attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	$0.025	$0.103

Numbers do not add up due to rounding

Himax Technologies, Inc.
Non-GAAP and Adjusted Unaudited Supplemental Data – Reconciliation Schedule
(Amounts in Thousands of U.S. Dollars, Except Per Share Data)

Gross Profit, Operating Income and Pre-Tax Net Income Excluding Share-Based Compensation, Acquisition-Related Charges and Bad Debt Collection
	Three Months Ended December 31,		Three Months Ended September 30,
	2011	2010	2011
Revenues	$ 169,228	$ 141,206	$ 162,121

GAAP Gross profit	37,378	30,322	29,987
Add: Share-based compensation – Cost of revenues	6	23	96
Non-GAAP Gross profit excluding share-based compensation	37,384	30,345	30,083

I. GAAP operating income (loss)	11,178	12,879	(523)
Add: Share-based compensation	269	1,070	4,473
Add: Acquisition-related charges	531	548	548
Deduct: Bad debt collection	--	(8,609)	--
Non-GAAP adjusted Operating income excluding share-based compensation, acquisition-related charges and bad debt collection	11,978	5,888	4,498

II. GAAP net income attributable to Himax stockholders	3,717	11,653	642
Add: Share-based compensation	269	1,070	4,473
Add: Acquisition-related charges	531	548	548
Deduct: Bad debt collection	--	(8,609)	--
Add: Income tax expenses (benefit)	2,473	(9,183)	(31)
Add: Tax credit provisions	3,336	11,337	--
Non-GAAP adjusted pre-tax net income attributable to Himax stockholders excluding share-based compensation, acquisition-related charges and bad debt collection	10,326	6,816	5,632
Non-GAAP adjusted pre-tax net income attributable to Himax stockholders excluding share-based compensation, acquisition-related charges and bad debt collection per diluted ADS	0.059	0.038	0.032
Diluted Weighted Average Outstanding ADS	176,227	177,531	176,876

Himax Technologies, Inc.
Non-GAAP and Adjusted Unaudited Supplemental Data – Reconciliation Schedule
(Amounts in Thousands of U.S. Dollars, Except Per Share Data)

Gross Profit, Operating Income and Pre-Tax Net Income Excluding Share-Based Compensation, Acquisition-Related Charges and Bad Debt Collection
	Twelve Months Ended December 31,
	2011	2010
Revenues	$ 633,021	$642,692

GAAP Gross profit	125,572	135,045
Add: Share-based compensation – Cost of revenues	124	240
Non-GAAP Gross profit excluding share-based compensation	125.696	135,285

I. GAAP operating income	16.608	35,358
Add: Share-based compensation	7.063	12,181
Add: Acquisition-related charges	2.174	2,192
Deduct: Bad debt collection	(1,540)	(8,789)
Non-GAAP adjusted Operating income excluding share-based compensation, acquisition-related charges and bad debt collection	24,305	40,942

II.GAAP net income attributable to Himax stockholders	10,706	33,206
Add: Share-based compensation	7,063	12,181
Add: Acquisition-related charges	2,174	2,192
Deduct: Bad debt collection	(1,540)	(8,789)
Add: Income tax expenses (benefit)	3,965	(5,109)
Add: Tax credit provisions	3,336	11,337
Non-GAAP adjusted pre-tax net income attributable to Himax stockholders excluding share-based compensation, acquisition-related charges and bad debt collection	25,704	45,018
Non-GAAP adjusted pre-tax net income attributable to Himax stockholders excluding share-based compensation, acquisition-related charges and bad debt collection per diluted ADS	0.145	0.253
Diluted Weighted Average Outstanding ADS	176,914	177,845
CONTACT:  Himax Technologies, Inc.
          Jackie Chang, CFO
          Himax Technologies, Inc.
          Tel: 886-2-2370-3999 Ext.22300
          Fax: 886-2-2314-0877
          Email: jackie_chang@himax.com.tw
          www.himax.com.tw.

          Investor Relations
          MZ North America
          John Mattio, SVP
          Tel: +1-212-301-7130
          Email: john.mattio@hcinternational.net
          www.mz-ir.com